Exhibit 99.1

Nuvini Group Appoints Roberto Otero as Chief Financial Officer

~ Seasoned Financial Executive Bolsters Leadership Team to Drive Strategic Growth and M&A Execution ~

~ Current CFO Luiz Busnello to continue as Board Member at Nuvini ~

NEW YORK, Oct. 28, 2025 (GLOBE NEWSWIRE) -- Nuvini Group Limited (Nasdaq: NVNI) (“Nuvini” or the “Company”), a leading serial acquirer in the Latin American SaaS sector, today announced the appointment of Roberto Otero as Chief Financial Officer, effective November 3rd, 2025. Otero will succeed Luiz Busnello who will transition from his current role as CFO and remain actively involved with Nuvini as a board member.

Otero brings more than two decades of experience across global capital markets and corporate finance. He spent over a decade at Bank of America Merrill Lynch, where he served as a Director in Equity Research, leading coverage of the healthcare, education, technology, and transportation sectors. Most recently, he was CFO of Eurofarma’s International Operations, where he oversaw financial strategy, cash flow, and treasury across 23 countries. Eurofarma Group generated more than $2 billion in revenue and $300 million in EBITDA in 2024. Previously, he served as CFO of Arco Educação (Nasdaq: ARCE), a leading education-technology platform, whose free-float was acquired by a consortium led by Dragoneer Investment Group and General Atlantic valuing the company at approximately $1.5 billion.

“As we continue to build Nuvini into a SaaS consolidator modeled after Roper Technologies and Constellation Software, Roberto’s proven track record and strategic mindset make him an exceptional addition to our leadership team,” said Pierre Schurmann, Chief Executive Officer of Nuvini. “His global experience in finance and capital markets will be invaluable as we expand our SaaS ecosystem, execute disciplined M&A, and drive sustained earnings growth and shareholder value.”

“I am honored to join Nuvini at such an exciting time in its journey,” said Roberto Otero. “The Company’s disciplined acquisition model, strong recurring-revenue base, and long-term vision create a powerful foundation for continued expansion. I look forward to working closely with Pierre, the Board, and our talented finance team to execute our strategic plan and deliver consistent value creation for shareholders.”

The appointment further reinforces Nuvini’s evolution as the Company continues to execute its strategy of acquiring and scaling B2B software businesses. This appointment will also allow us to deepen engagement with U.S. institutional investors and underscores Nuvini’s commitment to operational excellence and shareholder alignment.

About Nuvini

Headquartered in São Paulo, Brazil, Nuvini is Latin America’s leading serial acquirer of business to business (B2B) software as a service (SaaS) companies. The Company focuses on acquiring profitable, high-growth SaaS businesses with strong recurring revenue and cash flow generation. By fostering an entrepreneurial environment, Nuvini enables its portfolio companies to scale and maintain leadership within their respective industries. The company’s long-term vision is to buy, retain, and create value through strategic partnerships and operational expertise.

Forward-Looking Statements

Statements about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because forward–looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. The Company cannot guarantee future results, levels of activity, performance, or achievements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including, without limitation: the Company’s ability to complete the potential acquisitions on the anticipated timeline or at all; general market conditions that could affect the consummation of the potential acquisition; if definitive documents with respect to a potential acquisition are executed, whether the parties will achieve any of the anticipated benefits of any such transactions; and other factors discussed in the “Risk Factors” section of the Company’s Ǫuarterly and Annual Reports filed with the Securities and Exchange Commission (“SEC”) and the risks described in other filings that the Company may make with the SEC. Factors or events that could cause the Company’s actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Any forward-looking statements speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. We caution you, therefore, against relying on any of these forward-looking statements.

Investor Relations Contact

Sofia Toledo
ir@nuvini.co

MZ North America
NVNI@mzgroup.us